October 19, 2017

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn: Pamela A. Long

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima
Amendment No. 2 to Registration Statement on Form F-1
Filed on October 12, 2017
File No. 333-220347

Dear Ms. Long:

On behalf of our client, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a company organized under the laws of the Republic of Argentina (the “Company”), we respond in this letter to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 17, 2017 (the “Comment Letter”). The Staff’s Comment Letter relates to Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”), which was filed with the Commission on October 12, 2017 via the Commission’s EDGAR system. The Registration Statement was initially submitted confidentially to the Commission on July 12, 2017, filed on September 5, 2017, Amendment No. 1 thereto was filed on September 27, 2017 and Amendment No. 3 thereto was filed on the date hereof solely for the purpose of filing an amendment to Exhibit 5.1.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. All page numbers referenced in the responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Securities and Exchange Commission

October 19, 2017

General

1.	Please note that your preliminary prospectus must include a bona fide price range. In general, we believe that a bona fide price range means a range of no more than 20% for offerings of greater than $10 per share.

Response:

In response to the Staff’s comment, the Company respectfully clarifies to the Staff that the price range included in the preliminary prospectus is a bona fide price range pursuant to Item 501(b)(3) of Regulation S-K because the price range per ordinary share offered is between US$3.00 and US$3.80.

Voting Rights, page 207

2.	We reissue the first bullet of comment 1. Please make clear any timelines by which you will endeavor to provide notice to the depositary. We note paragraphs 2.10 and 5.6 of Exhibit 4.1.

Response:

The Company acknowledges the Staff’s comment and will revise the disclosure on page 207 of the section “Description of American Depositary Shares—Voting Rights” to clarify that the Company, in accordance with Section 4.10 of the Deposit Agreement filed as Exhibit 4.1 to Amendment No. 2, intends to give notice of shareholders’ meetings to the depositary bank in writing together with voting materials at least 30 days in advance of the applicable shareholders’ meeting so that the distribution of notices and voting materials to holders of ADSs can coincide with the publication of the corresponding notices to shareholders in Argentina.

The Company respectfully advises the Staff that this change will be reflected in the final prospectus that will be filed with the Commission pursuant to Rule 424 under the Securities Act of 1933, no later than the second business day after the Registration Statement has been declared effective by the Commission.

Exhibit 5.1

3.	Please have counsel revise or remove the assumption (g) in paragraph three of its opinion.

Response:

The Company acknowledges the Staff’s comment and Argentine counsel has revised its legal opinion to remove the assumption (g) in paragraph three.

* * *

Please do not hesitate to contact John Vetterli at (212) 819-8816 or John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Marcos Gradin, Chief Financial Officer, Loma Negra Compañía Industrial Sociedad Anónima